FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of November, 2004

MIGENIX Inc.

(Translation of registrant's name into English)

BC Research Complex, 3650 Wesbrook Mall,

Vancouver, B.C., Canada V6S 2L2

(604) 221-9666

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F_X__   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....  No ..X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

  EXHIBITS

Exhibit 1

Press Release dated November 9, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MIGENIX Inc.

(Registrant)

By:/s/ James DeMesa

(Signature)

James DeMesa, President & CEO

Date: November 9, 2004

FOR IMMEDIATE RELEASE

MIGENIX Presents Data Supporting Efficacy

of MX-4565 in Retinitis Pigmentosa

Vancouver, BC, CANADA & San Diego, CA, USA – November 9, 2004 – MIGENIX Inc. (TSX: MGI; OTC: MGIFF), a clinical-stage developer of drugs for infectious and degenerative diseases, recently presented evidence of efficacy of MX-4565, a small molecule with potent neuroprotective activity, in a transgenic model for Retinitis Pigmentosa (RP) at the First International Symposium on Translational Clinical Research for Inherited and Orphan Retinal Diseases in Washington, D.C.

The presentation, entitled “Photoreceptor Preservation in the S334ter Model of Retinitis Pigmentosa by a Novel Estradiol Analog” reports that a single intraocular injection of MX-4565 moderates programmed cell death of the retinal cells at risk in patients.  In this model, almost all the retinal cells responsible for converting light into neuronal signals are dead by day 21 of development, whereas almost 40% are still present after a single treatment with MX-4565.  MX-4565 appears to function by preserving the integrity of retinal mitochondria, the parts of the cell that generate almost all of the cell’s energy.  These data have been accepted for publication in the journal “Biochemical Pharmacology”. The transgenic animal experiments were conducted with support from the Foundation Fighting Blindness, while the mechanistic studies at MIGENIX were supported by a grant from the National Eye Institute of the National Institutes of Health (NIH).

“With the clear evidence of neuroprotective activity in this rigorous model of RP, MX-4565 has the potential to become a treatment option for people suffering from RP who have few options today to treat their condition,” stated Tim Schoen, Ph.D., Director of Medical Therapy Program at the Foundation Fighting Blindness.

About MX-4565

MX-4565 is one of a series of novel, non-feminizing, phenolic steroid analogs that MIGENIX is developing. It is a small molecule drug candidate that exerts potent neuroprotective actions without activating classical feminizing hormone pathways. MX-4565 represents an important preclinical program for MIGENIX with additional studies currently being conducted in RP and Parkinson’s disease.

About Retinitis Pigmentosa

Retinitis pigmentosa (RP) is the name given to a group of inherited eye diseases that affect the retina. RP causes the degeneration of photoreceptor cells in the retina. Photoreceptor cells capture and process light helping us to see. As these cells degenerate and die, patients experience loss of night and peripheral vision and progressive vision loss. In North America the incidence of primary RP is approximately 1 in 4000.

About the Foundation Fighting Blindness

The Foundation Fighting Blindness (FFB) is the largest non-governmental source of funding for retinal degenerative disease research in the world. Diseases such as macular degeneration, retinitis pigmentosa and Usher syndrome affect more than nine million Americans. The FFB is ranked as a "Top–Rated" charity by the American Institute of Philanthropy. In 2002, Worth Magazine designated FFB as one of the Best 100 Charities in the country.

About MIGENIX

MIGENIX is committed to advancing therapy, improving health, and enriching life by developing and commercializing drugs in the areas of infectious and degenerative diseases. With multiple product opportunities in various stages of clinical and preclinical development, the Company’s most advanced clinical programs include drug candidates for the treatment of chronic Hepatitis C infections, the prevention of catheter-related infections, the treatment of Alzheimer’s disease and the treatment of acne. MIGENIX is headquartered in Vancouver, British Columbia, Canada with US operations in San Diego, California. Additional information can be found at www.migenix.com.

“Jim DeMesa”

James M. DeMesa, M.D.

President & CEO

CONTACTS

Jonathan Burke MIGENIX Inc. Tel: (604) 221-9666 Extension 241 jburke@migenix.com	Gino de Jesus or Dian Griesel, Ph.D. Investor Relations Group Tel: (212) 825-3210 Theproteam@aol.com	John Boidman Renmark Financial Tel: (514) 939-3989 jboidman@renmarkfinancial.com	Foundation Fighting Blindness Allie Laban-Baker alaban-baker@blindness.org Tel: (410) 568-0126

Certain statements in this news release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from any future results, performance or achievements expressed or implied by such statements. These statements are only predictions and actual events or results may differ materially. Factors that could cause such actual events or results expressed or implied by such forward looking statements to differ materially from any future results expressed or implied by such statements include, but are not limited to: uncertainties related to early stage of technology and product development; government regulation; future capital needs; uncertainty of future funding; dependence on corporate collaborations; management of growth; dependence on key personnel; dependence on proprietary technology and uncertainty of patent protection; intense competition; and manufacturing and market uncertainties. These and other factors are described in detail in the Company’s Annual Information Form and Annual Report on Form 20-F, forthcoming news releases and other filings with the Canadian securities regulatory authorities and the U.S. Securities & Exchange Commission. Forward-looking statements are based on our current expectations and MIGENIX is not obligated to update such information to reflect later events or developments.

The Toronto Stock Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.